SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934


ADVANCED TOBACCO PRODUCTS, INC.
(Name of Issuer)



COMMON STOCK, $.01 par value
(Title of Class of Securities)



00755G 10 1
(CUSIP Number)

James E. Turner
18606 Heather Court
Homewood, Illinois  60430
                 (708) 798-7894
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)



                  October 23, 1996
(Date of Event Which Requires Filing
of this Statement)




If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

CUSIP No. 00755G 10 1


1)   Names of Reporting Persons, S.S. or I.R.S. Identification Nos.
     of Above Persons

     James E. Turner


2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)

3)   SEC Use Only


4)   Source of Funds (See Instructions)      PF


5)   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)         Not Applicable


6)   Citizenship or Place of Organization      United States


Number of Shares         7)   Sole Voting Power           450,221
Beneficially Owned       8)   Shared Voting Power           -0-
by Each Reporting        9)   Sole Dispositive Power     450,221
Person with              10)  Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                  450,221


12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)        Not Applicable

13)  Percent of Class Represented by Amount in Row (11)   5.56%



14)  Type of Reporting Person (See Instructions)    IN

Item 1.  Security and Issuer.

     This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Advanced Tobacco Products, Inc., a Texas corporation ("ATPI"). The principal executive office of ATPI is located at 16607 Blanco Road, Suite 1504, San Antonio, Texas 78232.

Item 2.  Identity and Background.

     The person filing this statement is James E. Turner, a Director of ATPI, a company engaged in the business of developing smoking cessation products. Mr. Turner's business address is 18606 Heather Court, Homewood, Illinois 60430. Mr. Turner is a U. S. citizen who has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which (i) resulted in Mr. Turner being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) resulted in a finding of a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds for Mr. Turner's acquisition of all Common Stock in ATPI presently owned by Mr. Turner was Mr. Turner's personal funds.

Item 4.  Purpose of Transaction.

     Personal investment by Mr. Turner through the exercise of stock options under ATPI's employee and consultant Stock Option
Plan.

     Mr. Turner is the beneficial and record owner of 450,221 shares of Common Stock of ATPI.

     Mr. Turner's acquisition of the ATPI shares was not made because Mr. Turner had, at the time of such acquisition, or now, any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of, or the disposition of securities of, ATPI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ATPI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ATPI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ATPI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ATPI;

     (f) Any other material change in ATPI's business or corporate structure;

     (g) Changes in ATPI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ATPI by any person;

     (h) Causing a class of securities of ATPI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

     (i) A class of equity securities of ATPI becoming eligible for termination of registration pursuant to Section
          12(g)(4) of the Securities Exchange Act of 1934 (the
          "Act"); or

     (j)  Any action similar to any of those enumerated above.

     Mr. Turner may in the future take such actions in respect to his various investments in ATPI as he deems appropriate in light of circumstances existing from time to time.

Item 5.  Interest in Securities of the Issuer.


     (a) Mr. Turner is the beneficial owner of 450,221 shares of Common Stock of ATPI. Such number of shares constitutes approximately 5.56% of the outstanding shares of Common Stock of stock calculated in accordance with Rule 13d-3(d)(1) promulgated under the Act.

     (b) Mr. Turner has sole voting and dispositive power with respect to the shares of Common Stock owned by him.

     (c) The acquisition of the Options described above in Item 4 was the only transaction effected by Mr. Turner in the Common Stock during the sixty (60) days preceding such transaction or this filing.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

Item 7.   Material to Be Filed as Exhibits.

     None.


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        JAMES E. TURNER



    September 5, 1997                     /s/ James E. Turner
     (Date)










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